

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2009

Via U.S. Mail

C. Christopher Sprague, Esq.
The Prudential Insurance Company of America
751 Broad Street
Newark, N.J. 07102-2992

Re:    Pruco Life Insurance Company, et al. (File No. 812-13711)

Dear Mr. Sprague:

By letter dated November 2, 2009, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Janet M. Grossnickle
Assistant Director